

Aiyah Josiah-Faeduwor · 3rd

Self-Employed

Providence, Rhode Island, United States · **Contact info**

500+ connections

Experience



Co-Owner
Bintimani · Self-employed
Feb 2021 – Present · 9 mos
Providence, Rhode Island, United States

Co-owner of family-restaurant evicted from Boston and relocated to downtown Providence, RI, missioned on providing delicious West African cuisine to customers, while also serving as a shared space and launching pad for burgeoning chefs and entrepreneurs.



STEER FILMS -
BINTIMANI PVD

Social Governance Fellow
Link Logistics Real Estate · Internship
Jan 2021 – May 2021 · 5 mos
Remote



Graduate Research Analyst
The Lindy Institute for Urban Innovation · Internship
May 2020 – Sep 2020 · 5 mos
Philadelphia, Pennsylvania, United States



Policy for Economic Democracy Intern
Bronx Cooperative Development Initiative · Internship
Jan 2020 – May 2020 · 5 mos
Bronx, New York, United States



Policy & Finance Intern
Center for Economic Democracy · Internship
May 2019 – Sep 2019 · 5 mos
Boston, Massachusetts, United States

Show 4 more experiences ⌄

Education



Massachusetts Institute of Technology
Master in City Planning - MCP, Department of Urban Studies & Planning (DUSP)
2018 – 2021



Massachusetts Institute of Technology - Sloan School of Management
Master of Business Administration - MBA
2018 – 2021



Brown University
Bachelor's degree, Public Policy
2009 – 2013

Show 1 more education ⌄

Volunteer experience



Providence School Board Member
Providence Public Schools
Jan 2018 – Dec 2018 · 12 mos



Art & City Life Commission
City of Providence
Feb 2017 – Apr 2018 · 1 yr 3 mos
Arts and Culture